EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In Thousands)

	Six Months Ended
	June 30,
	2009	2008	2008	2007	2006	2005	2004
EARNINGS (LOSS)
Pretax income (loss) from continuing operations	$(1,666,708)	$4,019,756	$932,392	$4,672,612	$4,009,595	$4,206,254	$2,663,083
Add: Fixed charges excluding capitalized interest	136,238	104,354	214,288	258,221	178,399	138,399	134,797

Adjusted Earnings (Loss)	$(1,530,470)	$4,124,110	$1,146,680	$4,930,833	$4,187,994	$4,344,653	$2,797,880

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$156,277	$135,635	$280,457	$308,235	$217,454	$175,419	$168,090
Amortization of debt expense	2,773	1,680	3,689	3,310	2,048	3,748	2,471
Interest component of lease rental expenditures (2)	8,169	11,426	24,306	22,424	20,198	16,220	14,984

Fixed charges	167,219	148,741	308,452	333,969	239,700	195,387	185,545

Preferred stock dividend requirements (3)	3,607	4,628	7,438	9,437	8,922	9,105	9,058

Combined Fixed Charges and Preferred Stock Dividends (1)	$170,826	$153,369	$315,890	$343,406	$248,622	$204,492	$194,603

Ratio of Earnings to Fixed Charges	—	27.73	3.72	14.76	17.47	22.24	15.08

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	26.89	3.63	14.36	16.84	21.25	14.38

(1)	Interest expense related to the provisions of Financial Accounting Standards Board Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies to rental payments for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.